EXHIBIT 99.2

Press Release

Brazil: Total Launches Phase 3 On the Giant

Mero Field Development

Paris, August 17, 2020 – Total and its partners have taken the investment decision for the third phase of the Mero project (Libra block), located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the prolific pre-salt area of the Santos Basin.

The Mero 3 FPSO1 will have a liquid treatment capacity of 180,000 barrels per day and is expected to start up by 2024. It follows investment decisions for Mero 1 (startup expected in 2021) and Mero 2 (startup expected in 2023) FPSOs, both of which have a liquid processing capacity of 180,000 barrels per day.

“The decision to launch Mero 3 marks a new milestone in the large-scale development of the vast oil resources of the Mero field – estimated at 3 to 4 billion barrels. It is in line with Total’s growth strategy in Brazil’s deep-offshore, based on giant projects enabling production at competitive cost, resilient in the face of oil price volatility,” said Arnaud Breuillac, President Exploration & Production at Total. “The Mero project will contribute to the Group’s production from 2020 onwards, and we are targeting a production of 150,000 barrels per day in Brazil by 2025. ”

The Mero field has been in pre-production since 2017 with the 50,000-barrel-per-day Pioneiro de Libra FPSO. The Libra Consortium is operated by Petrobras (40%) as part of an international partnership including Total (20%), Shell Brasil (20%), CNOOC Limited (10%) and CNPC (10%). Pré-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

1 Floating Production Storage and Offloading (FPSO)

Total in Brazil

Total has been present in Brazil for over 40 years and has more than 3,000 employees in the country. The Group operates in all segments: exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

Total Exploration & Production’s portfolio currently includes 24 blocks, with 10 operated. In 2019, the Group’s production in the country averaged 16,000 barrels of oil per day. In October 2019, a consortium led by Total was awarded Block C-M-541, located in the Campos Basin, in the 16th Bidding Round held by Brazil’s National Petroleum Agency (ANP).

In 2017, Total and Petrobras formed a Strategic Alliance encompassing exploration and production and gas, renewables and power activities. Through the Alliance, the two groups are implementing R&D projects on topics such as artificial intelligence leading to efficiency gains, with direct applications in Brazil. Total entered the fuel distribution market in Brazil with the acquisition in December 2018 of Grupo Zema’s distribution activities. Total thus owns a network of 280 service stations, as well as several storage facilities for petroleum products and ethanol.

About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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